October 19, 2005

VIA TELECOPY

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0511
Washington, D.C. 20549-0405
Attn: John D. Reynolds

RE:	Platinum Energy Resources, Inc. (the “Company”)
Registration Statement on Form S-1 originally filed June 10, 2005
(File No. 333-125687) (the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Platinum Energy Resources, Inc., the undersigned, which are acting as the lead underwriters of the offering, hereby request acceleration of the effective date and time of the Registration Statement to 9:30 on October 21, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours, CASIMIR CAPITAL L.P.

By:	/s/ RICHARD SANDS
Richard Sands Chief Executive Officer

CANTOR FITZGERALD & CO.

By:	/s/ SCOTT HARTZELL
Scott Hartzell Managing Director: Head of Syndicate